



From: [redacted]
Subject: Fwd: a special sip just for you...
Date: [redacted]

---

wefunder communication

---------- Forwarded message ---------
From: [redacted]
Date: [redacted]
To: [redacted]

spring's not the only thing in the air 🌸🌼 big news is brewing at kif…

kif

you drink it, you love it, now you can *own* it.

to our dearest friends, fam, & superfans, you're hearing it here first…

✨ ***we are fundraising !!!*** ✨

you've been with us since the early days & now we're opening the doors *just for you*. our crowdfunding campaign is now on wefunder, & you're among the very first to know. this is your chance to *own a lil piece of what we're building* before we announce it publicly

chance to *own a lil piece of what we're building* before we announce it publicly.

we're not backed by big money (yet). we're powered by scrappy work, gut instinct (literally), & a community that believes in truly better-for-you beverages. that's why we're turning to *you* first to help take this to the next level !! early reservations are huge ~ they help us build momentum, unlock visibility, & set the tone for what's coming (*cough cough* nature's soda)

if you've ever thought, *"i'd invest if i could…"* this is your moment.

👉 ***check it out here*!**



while we've been preparing for this raise, we've also been boppin' around ~ from anaheim for expo west ([see our hot takes here](#)) to austin, tx for sxsw, we've been out & about sharing kif!

meanwhile at the gut hut, we [co-hosted a ceramic hand building workshop](#) with our friends at [cera sera studio](#). this is just one of many rad events happening at the gut hut ~ we are so stoked to share our event lineup for this spring soon!



kif now available at these new retailers 💌

maciel's plant-based butcher shop in highland park

gusto bread in long beach, ca

la tropicana market in highland park

follow your heart in canoga park, ca

the grove bakery & cafe in felton, ca

potluck local in highland park

friends & family in east hollywood









if you've got any questions about our fundraise, reply to this email!

xo the kif team

if you think someone else would love to follow along with kif, send them **this link!**

Cup o' Co LLC DBA Kif & co is "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.